

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 18, 2006

Mr. James R. Maronick
Chief Financial Officer
Solitario Resources Corporation
4251 Kipling St, Suite 390
Wheat Ridge, CO 80033

> **Re: Solitario Resources Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 28, 2006**
> **Response Letter Dated September 25, 2006**
> **File No. 0-50602**

Dear Mr. Maronick:

We have reviewed your response letter and have the following comment. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Operations

1. We have considered your response to our prior comment number one in our letter of August 23, 2006. We do not agree with your conclusions for the reasons discussed in our prior letters, and for the following reasons.

Refer to Industry Guide 7(a)(4)(i) and related instructions, which make it clear that Statement of Financial Accounting Standards (SFAS) 7 applies to an exploration stage company. We further note that the majority of your expenses are classified as exploration expenses, and that the disclosures in your website, www.solitarioresoures.com, and your Form 10-K emphasize that you are engaged in exploring resource properties. As such, this would appear to be your "ongoing major central operations", as contemplated by Concept Statement 5, paragraph 83(b).

We agree that the sale of the Yanacocha property would not be considered a discontinued operation under SFAS 144. However, SFAS 121, which you have cited to support your position, does not require such sale to be reported as revenue, but only as a component of income from continuing operations. We continue to believe that such sale would be classified as a gain or loss, and not revenue as defined in Regulation S-X 5-03(b), given your ongoing major central operations.

We further note that Appendix B of SFAS 121 states that it applies to the provisions of SFAS 7 with regard to general impairment. As such, a disposal reported under the provisions of SFAS 121 does not in itself mean that the provisions of SFAS 7 no longer apply.

We therefore reissue our prior comment four in our letter of July 14, 2006.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief